UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PDF Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693282 10 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☐ Rule 13d-1(b)

      ☐ Rule 13d-1(c)

      ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693282 10 5

1.	Name of Reporting Person: ANDRE HAWIT		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒	(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,598,479(2)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,278,783(2)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,598,479(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.3% based on a total of 25,432,021 shares of the Company's common stock outstanding as of December 31, 2003

12.	Type of Reporting Person: IN

CUSIP No. 693282 10 5

1.	Name of Reporting Person: RANA HAWIT		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒	(1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,598,479(2)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,278,783(2)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,598,479(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.3% based on a total of 25,432,021 shares of the Company's common stock outstanding as of December 31, 2003

12.	Type of Reporting Person: IN

Item 1(a). Name of Issuer:

           PDF Solutions, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

           333 West San Carlos Street, Suite 700, San Jose, CA 95110

Item 2(a). Name of Person Filing:

           Andre and Rana Hawit

Item 2(b). Address of Principal Business Office or, if none, Residence:

           333 West San Carlos Street, Suite 700, San Jose, CA 95110

Item 2(c). Citizenship:

           U.S. Citizen

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.00015 per share

Item 2(e). CUSIP Number:

           693282 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

1,598,479 (2)

(b)	Percent of Class:

6.3% of Common Stock

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,598,479 (2)

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,278,783 (2)

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

           Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable

Item 8. Identification and Classification of Members of the Group.

           Not Applicable

Item 9. Notice of Dissolution of Group.

           Not Applicable

Item 10. Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004

/s/ Andre Hawit

Signature

Andre Hawit, Vice President of Software Development

Name/Title

/s/ Rana Hawit

Signature

Rana Hawit

Name/Title

           The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

(1) Mr. Andre Hawit and Ms. Rana Hawit are husband and wife.

(2) The reporting persons received cash and acquired 1,598,479 shares of issuer common stock in exchange for an 79.92% interest in IDS Software Systems, Inc. (“IDS”) pursuant to IDS’s merger into a subsidiary of Issuer. The merger agreement, which was entered into on September 2, 2003, placed a value on Issuer’s common stock of $11.55, the 30 day trailing average of its closing price as of the day before the close of the merger, September 24, 2003. Of the 1,598,479 shares, 319,696 are currently being held in escrow and are subject to forfeiture during the two year period following the merger to satisfy claims arising as a result of IDS’s breach of any of its representations and warranties or covenants in the merger agreement.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated February 11, 2004 by and between Andre Hawit and Rana Hawit.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G dated February 11, 2004 with respect to the Common Stock of PDF Solutions, Inc. and any amendments thereto (including amendments on Schedule 13G) is signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 11, 2004	BY:	/s/ Andre Hawit

ANDRE HAWIT

Dated: February 11, 2004	BY:	/s/ Rana Hawit

RANA HAWIT